UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated September 20, 2013, announcing a proposed offering of US$500 million of unsecured senior notes due 2020.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated September 20, 2013, announcing the pricing of its offering of US$500 million of unsecured senior notes due 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: September 23, 2013

By:  /s/ Georgina Sousa
            Georgina Sousa
            Secretary

EXHIBIT 99.1

SDRL - Seadrill announces proposed offering of US$500 million of unsecured senior notes due 2020

Hamilton, Bermuda, September 20, 2013 - Seadrill Limited (the "Company" or "Seadrill") (NYSE: SDRL), a global offshore drilling contractor, announced today that it intends to offer US$500 million in aggregate principal amount of unsecured senior notes due 2020 (the "Notes") in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.

Seadrill intends to use the net proceeds of this offering for the repayment of debt, drilling unit acquisitions and general corporate purposes, including working capital.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

Cautionary Notice Regarding Forward-looking Statements

This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.  Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

The forward-looking statements included in this press release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill announces pricing of offering of US$500 million of unsecured Senior Notes due 2020

Hamilton, Bermuda, September 20, 2013 - Seadrill Limited (the "Company" or "Seadrill") (NYSE: SDRL), a global offshore drilling contractor, announced today the pricing of its previously announced offering of $500 million in aggregate principal amount of its 6.125% Senior Notes due 2020 (the "Notes") in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.  The sale of the Notes is expected to be consummated on September 25, 2013, subject to customary closing conditions. Seadrill intends to use the net proceeds of this offering for the repayment of debt, drilling unit acquisitions and general corporate purposes, including working capital.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

Cautionary Notice Regarding Forward-looking Statements

This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.  Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission and the Oslo Stock Exchange.

The forward-looking statements included in this press release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.